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                                                                 EXHIBIT (d)(3)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                     RETURN OF PREMIUM DEATH BENEFIT RIDER

This rider has been added to and made a part of the policy to which it is attached.

We will pay the Death Benefit under this rider to the designated beneficiary if the Rider Insured dies while the policy and this rider are in force. Payment will be made after we receive due proof of the death of the Rider Insured subject to the terms of this rider and the policy to which it is attached.

Rider Insured. The Rider Insured is the Insured under the policy to which this rider is attached.

Rider Death Benefit. The Rider Death Benefit will be equal to the sum of all premiums paid for the policy, including premiums for any riders, less:

1. The total amount of all partial withdrawals from the policy's Cash Surrender Value;

2.  The amount of any policy loan, reduced by unearned loan interest if any; and

3. Any amounts waived by the Company under a waiver of premium or waiver of monthly deduction benefit.

While this rider is in force, the Rider Death Benefit will be payable in addition to any amount payable under the basic policy. If this rider terminates for any reason, the amount of insurance provided by this rider will be reduced to zero.

The Monthly Cost of Insurance. The monthly cost of insurance for the Rider Death Benefit will be calculated at the beginning of each policy month on the Deduction Day.

The guaranteed monthly cost for each $1,000 of coverage is shown in the Table of Guaranteed Monthly Cost of Insurance Rates in the Policy. We may use a monthly cost that is lower than the guaranteed rate. The cost of insurance will be deducted from the cash value of the policy

If the policy to which this rider is attached contains a waiver of monthly deduction or waiver of premium rider, an additional charge will be made for waiver coverage for this rider.

Such additional charge will be determined from the table of rates in the waiver rider.

Availability. This benefit will not be considered a part of the policy unless Death Benefit Option 1 is in effect. A request at a later date for Death Benefit Option 2 will not be allowed unless we also receive a written request to terminate this rider.

Rider Ownership. The Owner of this rider is the Owner of the policy to which this rider is attached.

Beneficiary. Unless the application for this rider or a later endorsement provides otherwise, the beneficiary for the Death Benefit under this rider will be the same as the Beneficiary for Death Benefit Proceeds under the basic policy.

Termination. This rider will terminate if:

1.  You request that it be terminated; or

2.  The policy terminates; or

3.  The policy matures.

Reinstatement. If the policy and this rider terminate at the same time, and the policy is reinstated, this rider will also be reinstated, subject to evidence of insurability satisfactory to the Company.

Not Convertible. Coverage under this rider is not convertible.

Nonparticipating. No dividends are payable under this rider.

Policy Provisions Applicable. This rider is subject to all the conditions and provisions of the policy, including the Suicide and Incontestability provisions, except as provided herein.

Consideration. The consideration for this rider is the application for the policy and this rider and payment of sufficient premium to place the basic policy in force. There is no charge for this rider except for the Monthly Cost of Insurance for the amount of the Rider Death Benefit.

The effective date of this rider is the Date of Issue of the policy.

                                   President

95150